FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on February 28, 2008 that reports the results for the fourth quarter and year ended December 31, 2007.

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration Statement No. 333-129145, and the Company's Registration Statement on Form F-3, filed on May 10, 2007, Registration Statement No. 333-142794.

Euroseas Ltd. Reports Results for the Fourth Quarter and Year Ended December 31, 2007

Maroussi, Athens, Greece – February 28, 2008 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the fourth quarter and year ended December 31, 2007.

Fourth quarter 2007 Highlights:

•

Net income of $15.3 million or $0.55 basic and diluted earnings per share calculated on 27,610,993 basic weighted average number of shares outstanding and 27,748,850 diluted weighted average number of shares outstanding on total net revenues of $31.5 million. Ignoring the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended December 31, 2007 would have been be $0.51 per share basic and diluted.

•

Adjusted EBITDA was $21.5 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income and cash flows provided by operating activities.

•

An average 14.63 vessels were operated during the fourth quarter 2007 earning an average time charter equivalent rate of $26,479 per day.

•

Declared a quarterly dividend of $0.30 per share for the fourth quarter 2007 payable on March 14, 2008 to shareholders of record as of March 5, 2008

2007 Highlights:

•

Net income of $40.7 million or $1.89 basic and $1.88 diluted earnings per share calculated on 21,566,619 basic weighted average number of shares outstanding and 21,644,920 diluted weighted average number of shares outstanding on total net revenues of $82.1 million. Ignoring the effect on the earnings for the year from the amortization of the fair value of time charter contracts acquired the earnings per share for the year ended December 31, 2007 would have been $1.91 per share basic and $1.90 per share diluted.

•

Adjusted EBITDA was $61.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income and cash flows provided by operating activities.

•

An average 11.48 vessels were operated during 2007 earning an average time charter equivalent rate of $21,468 per day

•

Declared quarterly dividends for the results of 2007, aggregating $1.08 per share.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased with the performance of our company in the fourth quarter of 2007 during which we reaped the benefits of our fleet growth and employment strategy. With a fleet of 15 vessels we have reached a critical size that allows us to balance our employment strategy and take advantage of market developments as we did during the fourth quarter of 2007. The growth of our dividend from $0.79 per share in 2006 to $1.08 per share in 2007, a 37% increase, is the best evidence of the effectiveness of our investment and employment strategy, especially since it represents only a fraction of our net income and cash flow. We have a strong balance sheet and we are well positioned to take advantage of additional investment opportunities to deploy the funds we raised in November 2007.  We will continue executing our plan to grow our fleet by focusing on age and size segments of the drybulk and containership sectors which we believe maximize our risk-adjusted shareholder returns, a strategy that we believe will enable us to continue providing consistent and significant dividends and overall returns to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of 2007 reflect significantly higher revenues compared to 2006 due to the higher number of vessels in our fleet and the higher average time charter equivalent rate our vessels have achieved.  Specifically during 2007, our fleet averaged 11.48 vessels vs. 8.09 in 2006 and earned on average $21,468 per vessel per day compared to $14,313 per vessel per day during 2006.

As of today, 65% of our ship capacity days in 2008 have been fixed under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2008 and beyond, more predictable cash flows and sufficient downside protection, while still allowing us to participate in the potential upside of the spot market.”

Fourth quarter 2007 Results:

For the fourth quarter of 2007, the Company reported total net revenues of $31.5 million and net income of $15.3 million representing a 165.1% and 222.7% increase, respectively, over total net revenues of $11.9 million and net income of $4.8 million during the fourth quarter of 2006. On average, 14.63 vessels were operated during the fourth quarter 2007 earning an average time charter equivalent rate of $26,479 per day compared to 8.51 vessels in the same period 2006 earning on average $15,774 per day.

Adjusted EBITDA for the fourth quarter of 2007 was $21.5 million, a 166.7% increase of $8.1 million during the fourth quarter of 2006. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted earnings per share for the fourth quarter of 2007 were $0.55, calculated on 27,610,993 basic weighted average number of shares outstanding and 27,748,850 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.38 for the fourth quarter of 2006, calculated on 12,620,148 basic and diluted weighted average number of shares outstanding.  The Company has recently declared a quarterly dividend of $0.30 per share, which represents its tenth consecutive quarterly dividend and a 37% increase over last year’s fourth quarter dividend.

Ignoring the effect on the earnings for the quarter from the amortization of the fair value of time charter contracts acquired the earnings per share for the quarter ended December 31, 2007 would have been $0.51 per share basic and diluted, and, for the quarter ended December 31, 2006 would have been $0.38 per share basic and diluted. Usually, security analysts do not include amortization of the fair value of period charter contracts in their published estimates of earnings per share.

Year Ended December 31, 2007 Results:

For the year ended December 31, 2007, the company reported total net revenues of $82.1 million and net income of $40.7 million, representing a 103.6% and 102.6% increase, respectively over 2006. Adjusted EBITDA for the year was $61.7 million, a 108.8% increase of $32.1 million over 2006 (please see below for Adjusted EBITDA reconciliation to net income and cash flow from operating activities). In the year ended December 31, 2006, net revenues were $40.3 million, net income was $20.1 million and EBITDA was $29.5 million.  On average, 11.48 vessels were operated during 2007 earning an average time charter equivalent rate of $21,468 per day compared to 8.09 vessels in 2006 earning a time charter equivalent rate of $14,313. Results for the year ended December 31, 2007 included a capital gain of $3.4 million from the sale of M/V “Ariel”, while results for the year ended December 31, 2006 included a capital gain of $4.4 million from the sale of M/V “Pantelis P” and M/V “John P”, the three eldest of the Company’s vessels.

Basic and diluted earnings per share for the year ended December 31, 2007 were $1.89 and $1.88, respectively, calculated on 21,566,619 basic weighted average number of shares outstanding and 21,644,920 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $1.60 for 2006 calculated on 12,535,365 basic and diluted weighted average number of shares outstanding.

Ignoring the effect on the earnings for the year from the amortization of the fair value of time charter contracts acquired the earnings per share would have been $1.91 basic and $1.90 diluted earnings per share for the year ended December 31, 2007 and $1.57 per share basic and diluted for the year ended December 31, 2006. Usually, security analysts do not include amortization of the fair value of period charter contracts in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Spot Pool – ‘til end 2008	Spot / Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-09	$52,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	Spot	$34,000
GREGOS	Handysize	38,691		1984	Spot	$45,000
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Feb-09	$14,750 ‘til Feb-08 $15,250 ‘til Feb-09
JONATHAN P	Handysize	33,667	1,932	1990	Spot	Spot
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$12,800 ‘til Apr-08 $13,175 ‘til Apr-09
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	9	239,010	15,321
Fleet Grand Total	15	538,894	16,271

(*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

Summary Fleet Data:

	3 months, ended December 31, 2006	3 months, ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2007
FLEET DATA
Average number of vessels (1)	8.51	14.63	8.09	11.48
Calendar days for fleet (2)	783.0	1,346.0	2,942.0	4,190.0
Available days for fleet (3)	783.0	1,253.0	2,894.9	3,980.0
Voyage days for fleet (4)	779.8	1,245.5	2,863.8	3,968.9
Fleet utilization (5)	99.6%	99.4%	98.9%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	15,774	26,479	14,313	21,468
Vessel operating expenses (7)	4,332	5,399	4,294	4,991
General and administrative expenses (8)	407	1,105	366	634
Total vessel operating expenses (9)	4,739	6,504	4,660	5,624

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Friday, February 29, 2008 at 9:30 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until March 07, 2008 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the fourth quarter and year ended December 31, 2007 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended, December 31,	Year Ended, December 31,	Year Ended December 31,
	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	12,441,416	33,041,513	42,143,361	86,104,365
Commissions	(549,129)	(1,516,764)	(1,829,534)	(4,024,032)
Net revenues	11,892,287	31,524,749	40,313,827	82,080,333

Operating expenses
Voyage expenses	140,355	62,177	1,154,738	897,463
Vessel operating expenses	2,768,869	6,022,711	10,368,817	17,240,132
Amortization and depreciation	2,303,081	7,132,304	7,292,838	17,963,072
Management fees	623,447	1,244,343	2,266,589	3,669,137
Other general and administrative expenses	318,603	1,487,958	1,076,884	2,656,176
Net gain from sale of vessels	-	-	(4,445,856)	(3,411,397)
Total operating expenses	6,154,355	15,949,493	17,714,010	39,014,583

Operating income	5,737,932	15,575,256	22,599,817	43,065,750
Other income/(expenses)
Interest and finance cost	(1,139,908)	(1,259,048)	(3,398,858)	(4,850,239)
Interest income	149,495	909,686	870,046	2,357,633
Unrealized gain on trading securities	-	98,744	-	98,744
Foreign exchange loss	(534)	(6,060)	(1,598)	(7,824)
Other expenses, net	(990,947)	(256,678)	(2,530,410)	(2,401,686)

Net income	4,746,985	15,318,578	20,069,407	40,664,064
Earnings, per share, basic	0.38	0.55	1.60	1.89
Weighted average number of shares, basic	12,620,148	27,610,993	12,535,365	21,566,619
Earnings, per share, diluted	0.38	0.55	1.60	1.88
Weighted average number of shares, diluted	12,620,148	27,748,850	12,535,365	21,644,920

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2006	December 31, 2007
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	2,791,107	104,135,320
Trade accounts receivable	378,216	1,174,045
Other receivables	268,864	741,081
Due from related company	2,649,259	5,291,197
Inventories	716,131	1,903,678
Restricted cash	1,146,621	1,739,879
Vessel held for sale	1,782,840	-
Trading securities	-	2,891,658
Prepaid expenses	242,558	430,605
Total current assets	9,975,596	118,307,463

Fixed assets:
Vessels, net	95,494,342	238,248,984
Long-term assets:
Restricted cash	2,700,000	4,500,000
Deferred charges, net	1,291,844	5,529,870
Deferred offering expenses	500,000	-
Fair value of above market time charter acquired	7,543,477	4,604,514
Total long-term assets	107,529,663	252,883,368
Total assets	117,505,259	371,190,831

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	18,040,000	25,575,000
Trade accounts payable	1,034,713	3,789,764
Accrued expenses	1,233,185	2,043,585
Deferred revenue	1,357,501	3,774,162
Total current liabilities	21,665,399	35,182,511

Long-term liabilities:
Long term debt, net of current portion	56,910,000	56,015,000
Fair value of below market time charter acquired	918,200	8,202,972
Total long-term liabilities	57,828,200	64,217,972
Total liabilities	79,493,599	99,400,483

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 12,620,150 and 30,261,113 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	378,605	907,834
Additional paid-in capital	18,283,767	231,147,700
Retained earnings	19,349,288	39,734,814
Total shareholders' equity	38,011,660	271,790,348
Total liabilities and shareholders' equity	117,505,259	371,190,831

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

Years ended December 31, 2006 and 2007

(All amounts expressed in U.S. Dollars)

	Year Ended December 31, 2006	Year Ended December 31, 2007
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	20,069,407	40,664,064
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	6,277,328	16,423,092
Amortization of deferred charges	1,090,111	1,612,695
Amortization of fair value of time charters	(351,369)	548,254
Gain on sale of vessels	(4,445,856)	(3,411,397)
Share-based compensation	-	822,782
Purchase of trading securities	-	(2,792,914)
Unrealized gain on trading securities	-	(98,744)
Changes in operating assets and liabilities	(1,670,797)	(4,809,062)
Net cash provided by operating activities	20,968,824	48,958,770

Cash flows from investing activities:
Purchase of vessels including improvements	(53,830,357)	(149,502,254)
Cash paid for above-market charter acquired	(7,923,480)	-
Change in restricted cash	(2,765,672)	(2,393,258)
Proceeds from sale of vessels	9,152,494	5,223,521
Net cash (used in) investing activities	(55,367,015)	(146,671,991)

Cash flows from financing activities:
Issuance of share capital	10,000	527,204
Net proceeds from shares issued	-	213,692,070
Dividends paid	(9,465,082)	(20,278,535)
Loan arrangement fees paid	(151,250)	(110,000)
Deferred offering expenses paid	(41,671)	(1,413,305)
Proceeds from long-term debts	43,750,000	25,000,000
Repayment of long-term debts	(17,360,000)	(18,360,000)
Net cash provided by financing activities	16,741,997	199,057,434

Net (decrease) increase in cash and cash equivalents	(17,656,194)	101,344,213
Cash and cash equivalents at beginning of year	20,447,301	2,791,107
Cash and cash equivalents at end of year	2,791,107	104,135,320

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2007
Net income	4,746,985	15,318,578	20,069,407	40,664,064
Interest and finance costs, net (incl. interest income)	990,413	349,362	2,528,812	2,492,606
Depreciation and amortization	2,303,081	7,132,304	7,292,838	17,963,072
Amortization of deferred revenue of below market time charter acquired	(361,566)	(2,042,062)	(731,372)	(2,390,709)
Amortization of deferred revenue of above market time charter acquired	380,003	737,773	380,003	2,938,963
Adjusted EBITDA	8,058,916	21,495,955	29,539,688	61,667,996

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2007
Net cash flow provided by operating activities	5,253,526	15,645,916	20,968,824	48,958,770
Changes in operating assets / liabilities	1,830,796	3,449,963	1,670,796	4,809,063
Gain from sale of vessels	-	-	4,445,856	3,411,397
Purchase of trading securities	-	2,792,914	-	2,792,914
Unrealized gain on trading securities	-	98,744	-	98,744
Share-based compensation	-	(822,782)	-	(822,782)
Interest, net	974,594	331,200	2,454,212	2,419,890
Adjusted EBITDA	8,058,916	21,495,955	29,539,688	61,667,996

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from the Amortization of the

Fair Value of Charters Acquired to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2007
Net income	4,746,985	15,318,578	20,069,407	40,664,064
Amortization of deferred revenue of below market time charter acquired	(361,566)	(2,042,062)	(731,372)	(2,390,709)
Amortization of deferred revenue of above market time charter acquired	380,003	737,773	380,003	2,938,963
Net Income excluding amortization of the fair value of charters acquired	4,765,422	14,014,289	19,718,038	41,212,318
Net Income per share excluding amortization of the fair value of charters acquired, basic	0.38	0.51	1.57	1.91
Weighted average number of shares, basic	12,620,148	27,610,993	12,535,365	21,566,619
Net Income per share excluding amortization of the fair value of charters acquired, diluted	0.38	0.51	1.57	1.90
Weighted average number of shares, diluted	12,620,148	27,748,850	12,535,365	21,644,920

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ships, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships will have a cargo capacity of 239,010 dwt or 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  February 28, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President